Investor Relations



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) 45 578 2595

DSM NV

Subject	From	Reference	Date
OOPS, typos in Q2 Report	Dries Ausems	IR/053.2003	28 July 2003

To
All receivers of the DSM Q2 2003 Report,
English version

OOPS, we made a couple of mistakes in the English translation of our Q2 Report, issued last Friday.

This relates to page 8, Consolidated Statement of Income, and in particular to the section "per ordinary share in Eur" which should read as follows:

		per ordinary share in EUR*:		
0.66	1.18	- profit on ordinary activities after taxation	1.35	1.83
0.67	9.88	**- net profit**	1.37	10.54
1.68	11.13	**- cash flow**	3.38	13.13

Text in the last two lines referring to EPS before goodwill and net earnings respectively should be deleted and changed into the above. All figures are correct (in accordance with the correct definition).

My sincere apologies for these mistakes and the trouble they might have caused you.

Regards

Dries Ausems
Director Investor Relations

dw 8/15

DSM Press Release



DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

03 AUG 15 AM 7:21

DSM

25E

25 July 2003

Q2 operating profit at EUR 85 million and – in line with expectations – around Q1 2003 level, but 17% lower than in Q2 2002

- *Profit on ordinary activities after taxation EUR 67 million.*
- *During Q2 clear deterioration of market demand and considerably weaker US dollar.*
- *Volumes and margins under increased pressure in Q3 due to summer lull, leading to strongly lower Q3 operating profit compared with Q2.*
- *Clear recovery expected in Q4 compared with Q3 2003.*
- *Restructuring measures in preparation.*
- *Acquisition of Roche V&FC – at lower price and better conditions – expected to close in Q3; immediate contribution to profits thereafter.*
- *No indication of operating profit for 2003; it seems unlikely at present that 2002 level will be achieved.*

second quarter			*EUR million*	first half		
2003	2002	+/-		2003	2002	+/-
			Ongoing activities:			
1,362	**1,428**	**-5%**	**Net sales**	**2,815**	**2,788**	**1%**
179	194	-8%	Operating profit plus depreciation and amortization (EBITDA)	366	374	-2%
91	**110**	**-17%**	**Operating profit before amortization of goodwill (EBITA)**	**188**	**198**	**-5%**
46	59	-22%	- Life Science Products	98	112	-12%
27	33	-18%	- Performance Materials	61	61	0%
20	15	33%	- Industrial Chemicals	41	22	86%
-2	3		- Other activities	-12	3	
85	**102**	**-17%**	**Operating profit (EBIT)**	**176**	**183**	**-4%**
			Discontinued activities (DSM Petrochemicals):			
	558		Net sales		1,029	
	83		Operating profit plus depreciation and amortization (EBITDA)		125	
	55		Operating profit (EBIT)		67	
			Total DSM:			
1,362	1,986		Net sales	2,815	3,817	
85	157		Total operating profit (EBIT)	176	250	
67	120		Profit on ordinary activities after taxation	139	188	
-	840		Extraordinary profit after taxation	-	840	
68	959		Net profit	141	1,027	
			Per ordinary share in EUR:			
0.66	1.18		- profit on ordinary activities after taxation	1.35	1.83	
0.67	9.88		- net earnings	1.37	10.54	
93.6	96.5		Average number of ordinary shares (million)	94.8	96.4	

The financial information set out in this quarterly report has not been audited.

Q2 operating profit at EUR 85 million and – in line with expectations – around Q1 2003 level, but 17% lower than in Q2 2002

General

In the second quarter of 2003 DSM posted an operating profit which, at EUR 85 million, was around the Q1 2003 level, in line with expectations. The operating profit was EUR 17 million (17%) lower than the operating profit from ongoing activities in the second quarter of 2002. The *Profit on ordinary activities after taxation* was EUR 67 million, which is EUR 53 million (44%) lower than the Q2 2002 figure, which still included DSM Petrochemicals. The *Net profit* was EUR 68 million.

Commenting on the second-quarter results, Peter Elverding, Chairman of the Managing Board, said: *"The weak signs of improving economic and market conditions that we saw in the first quarter have not materialized. In the course of the second quarter there was a clear decline, which was aggravated by the strongly lower US dollar against the euro. Although our operating profit was in line with the forecast we had made earlier, the underlying short-term development is unsatisfactory.*

"There are no clear signs of a positive development of the economy and of our end markets in the next few months; we are experiencing a genuine summer lull. Based on this unfavourable situation I expect that the operating profit for the third quarter may well be strongly lower than in the second quarter. The fourth quarter is expected to show a clear recovery compared with the third quarter, while moreover the vitamins, carotenoids and fine chemicals business will by that time be making a positive contribution. Furthermore, the major reorganizations that we are now preparing will lead to improved profits in the near future and will also sustainably contribute to the achievement of our profitability targets for 2005. We are able to take these measures on the basis of a continued strong financial position."

Net sales (ongoing activities)

second quarter		*EUR million*	**first half**	
2003	2002		2003	2002
491	552	Life Science Products	994	1.069
437	461	Performance Materials	895	910
340	316	Industrial Chemicals	728	607
94	99	Other activities	198	202
1,362	1,428	Total	2,815	2,788

At EUR 1.36 billion, net sales in the second quarter of 2003 were 5% lower than net sales from ongoing activities in Q2 2002. Selling prices were up 2% on average, while sales volumes were down 2%. Acquisitions had an effect of +1% on sales, while unfavourable exchange rates, in particular for the US dollar, the pound sterling and the yen, had an effect of -6%.

Operating profit
The operating profit for the second quarter of 2003 was EUR 85 million, down 7% compared with Q1 2003 and 17% compared with the Q2 2002 operating profit (from ongoing activities). This decrease was due to lower margins, lower sales volumes and a lower dollar. Fixed costs were lower.

Review by cluster

Life Science Products

second quarter		*EUR million*	first half	
2003	2002		2003	2002
506	572	Net sales including intra-Group supplies	1,022	1,103
85	95	Operating profit plus depreciation and amortization	177	185
46	59	Operating profit	98	112

In the second quarter, the main factor influencing the results of the Life Science Products cluster was the strong fall of the US dollar.
Sales volumes, prices and margins for the cluster were lower. This was the main reason why the cluster's sales and operating profit were lower than in Q2 2002 and also lower than in Q1 2003.
Developments at DSM Food Specialties, DSM Bakery Ingredients and DSM Fine Chemicals matched this pattern.
DSM Anti-Infectives' operating profit was higher than in Q2 2002, mainly because of the contribution from the clavulanic acid business, but clearly below the very good level of Q1 2003. Sales were at the level of Q2 2002.
DSM Pharmaceutical Products' sales and profits continued to be under pressure and were clearly below the Q2 2002 level. This was due among other things to the delayed introduction of new products and, partly as a result of this, a temporary decrease in the volume of work outsourced by the pharmaceutical industry. However, the operating result improved compared with the first quarter of 2003, partly as a result of favourable product-mix effects, and was around the break-even point.

Performance Materials

second quarter		*EUR million*	first half	
2003	2002		2003	2002
437	477	Net sales including intra-Group supplies	896	939
48	53	Operating profit plus depreciation and amortization	102	103
27	33	Operating profit	61	61

With conditions in major performance-materials end markets such as the automotive and E&E sectors deteriorating as the second quarter progressed, the cluster's sales and operating profit were below the level of Q2 2002 and Q1 2003. Sales volumes, selling prices and margins decreased slightly, due among other things to lower exchange rates.
DSM Elastomers saw its sales decrease and posted a negative operating result due to pressure on volumes and prices and a margin squeeze.

The businesses of DSM Composite Resins and DSM Coating Resins recorded sales comparable to those of Q2 2002 and Q1 2003, while their operating profits were higher than in these periods.
DSM Engineering Plastics had a good second quarter thanks to improved margins, although sales volumes came under pressure at the end of the quarter. Despite lower sales (due to the lower dollar), the operating profit was still at the good level of the second quarter of 2002 and the first quarter of 2003.

Industrial Chemicals

second quarter 2003	second quarter 2002	*EUR million*	first half 2003	first half 2002
373	352	Net sales including intra-Group supplies	794	670
39	34	Operating profit plus depreciation and amortization	81	63
20	15	Operating profit	41	22

Sales and operating profit for the Industrial Chemicals cluster improved compared with Q2 2002. Sales volumes remained stable and selling prices and margins were on average higher, but exchange rate developments had a negative effect.
DSM Fibre Intermediates' operating profit was under pressure from a sluggish caprolactam market with strongly decreased margins. The business group's operating result was at break-even level.
DSM Melamine posted an operating profit that was clearly above the Q2 2002 level and slightly below the level of Q1 2003. The financial consequences of the damage incurred at the melamine plant in Geleen (Netherlands) were almost entirely covered by insurance. The plant started up again in the first week of July.
DSM Agro performed well due to improved prices. Its operating profit was higher than in Q2 2002 and Q1 2003.
DSM Energy's contribution was lower due to decreasing production volumes for oil and gas.

Other activities

second quarter 2003	second quarter 2002	*EUR million*	first half 2003	first half 2002
94	100	Net sales including intra-Group supplies	198	204
7	12	Operating profit plus depreciation and amortization	6	23
-2	3	Operating profit	-12	3

The operating profit for Other activities improved compared with the first quarter of 2003 on account of lower costs. It was negatively influenced by the one-off costs to the amount of EUR 10 million announced in the report for the first quarter, which related to business interruption and were borne by DSM's captive insurance company.

Net profit
The *Balance of financial income and expense* amounted to an interest expense of EUR 4 million, which is EUR 7 million lower than in the corresponding period in 2002. This improvement was due to an increase in financial income resulting from the investment of the revenues from the sale of DSM Petrochemicals, which was completed at the end of June 2002.

At 20%, the *effective tax rate* was higher than in the second quarter of 2002 (18%). This increase was due to a decrease in the proportion of profit elements taxed at a low rate.

The *Profit from non-consolidated companies* improved by EUR 1 million to EUR 2 million, mainly because of an increase in the profits of Methanor.

The *Profit on ordinary activities after taxation* was EUR 67 million, down 44% (EUR 53 million) from the Q2 2002 figure, which still included DSM Petrochemicals.

Net profit decreased by EUR 891 million compared with Q2 2002 and stood at EUR 68 million. The decrease was due mainly to an extraordinary profit of EUR 840 million in 2002, the main element of which was the book profit from the sale of DSM Petrochemicals.

Cash flow, capital expenditure and financing
In Q2 2003 the cash flow (net profit plus depreciation and amortization) amounted to EUR 162 million and was thus at the first-quarter level. At EUR 98 million, capital expenditure was below the Q2 2002 level (EUR 109 million from ongoing activities). Capital expenditure in the first half of 2003 amounted to EUR 188 million (first half of 2002: EUR 206 million from ongoing activities).

Workforce
The workforce decreased by 171 in the second quarter, from 19,221 to 19,050, as a result of restructuring measures and attrition.

Outlook

Market conditions in end markets that are important to DSM deteriorated further as the second quarter progressed. The poor economic and market outlook and the currently unfavourable exchange rate situation, in particular with regard to the US dollar, will probably not change for the better in the short term.

The pressure on sales volumes and margins that began at the end of the second quarter appears to be making itself felt even more strongly in the third quarter. The Performance Materials and Industrial Chemicals clusters in particular seem to be experiencing a genuine summer lull. The results for the Life Science Products cluster, too, remain under pressure, due in part to the weak dollar. This means that the operating profit for the third quarter may well turn out to be strongly below the Q2 2003 level. However, for the fourth quarter DSM expects a clear recovery compared with the third quarter, the extent of which, however, is difficult to estimate.

Moreover, a positive contribution to the 2003 operating result is to be expected from the vitamins, carotenoids and fine chemicals activities, but this will depend on the date on which the transaction is closed.

DSM is therefore unable to give an indication of the operating profit for the whole of 2003, although it seems unlikely at present that the operating profit will reach the level of 2002.

DSM has made good progress in finalizing the restructuring studies announced at the publication of the results for the first quarter. It is now clear that the restructuring package studied will include the following measures:

- Temporary or permanent shutdown of production capacity at DSM Pharmaceutical Products and DSM Elastomers, to concentrate production at the most competitive sites.
- A further improvement of the business processes in the supply/demand chain at DSM Fine Chemicals, DSM Food Specialties, DSM Pharmaceutical Products and DSM Elastomers, among other things as a follow-up to the standardization programmes developed in the Operational Excellence project.

The implementation of these studies will sadly but inevitably lead to the loss of approximately 500 jobs over and above the loss of approximately 100 jobs that was announced at the publication of the first-quarter results. The total set of measures is expected to result in an increase in operating profit of at least EUR 75 million per year, to be realized within the next two years.

On 1 October next, DSM will explain the planned measures in detail at a press conference and analysts conference scheduled for that date, which will also be used to discuss the integration of the vitamins, carotenoids and fine chemicals business.

Interim dividend
It has been decided to pay out an interim dividend of EUR 0.58 per ordinary share for 2003 (the same as in 2002); this represents a third of the dividend of EUR 1.75 per ordinary share paid out for 2002. The interim dividend is no indication of the total dividend for 2003. The interim dividend for 2003 will be paid out in cash.

During the current phase of the transformation process, DSM's dividend policy is aimed at maintaining the dividend at an unchanged level.

Heerlen, 25 July 2003
The Managing Board of Directors

Important dates:

Interim dividend 2003:	Monday, 11 August 2003
Publication of third-quarter results:	Monday, 27 October 2003
2003 Annual Report:	Wednesday, 11 February 2004
Annual General Meeting:	Wednesday, 31 March 2004

For more information:

Media
DSM, Corporate Communications,
Tel. (31) 45 5782424, fax (31) 45 5740680
E-mail: media.relations@dsm.com

Investors
DSM, Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

Consolidated statement of income (2002: including discontinued activities)

second quarter 2003	second quarter 2002	*EUR million*	first half 2003	first half 2002
1,362	1,986	net sales	2,815	3,817
179	277	operating profit plus depreciation and amortization (EBITDA)	366	499
91	165	operating profit before amortization of goodwill (EBITA)	188	265
-6	-8	amortization of goodwill	-12	-15
85	157	operating profit (EBIT)	176	250
-4	-11	balance of financial income and expense	-5	-19
81	146	profit on ordinary activities before taxation	171	231
-16	-27	taxes on profit on ordinary activities	-36	-42
2	1	profit from non-consolidated companies	4	-1
67	120	profit on ordinary activities after taxation	139	188
-	840	extraordinary profit after taxation	-	840
67	960	group profit after taxation	139	1,028
1	-1	minority interests' share	2	-1
68	959	net profit	141	1,027
68	959	net profit	141	1,027
-5	-5	dividend on cumulative preference shares	-11	-11
63	954	net profit available to holders of ordinary shares	130	1,016
162	1,079	cash flow	331	1,276
94	120	depreciation and amortization	190	249
98	131	capital expenditure	188	246
		per ordinary share in EUR*:		
0.66	1.18	- profit on ordinary activities after taxation	1.35	1.83
0.67	9.88	- net profit	1.37	10.54
1.68	11.13	- cash flow	3.38	13.13
		interim dividend	0.58	0.58
93.6	96.5	average number of ordinary shares (x million)	94.8	96.4
93.5	96.6	number of ordinary shares at end of period (x million)	93.5	96.6
		workforce	19,050	**18,375
		of which in the Netherlands	8,159	**8,302

* After deduction of dividend on cumulative preference shares.

** At year-end 2002 (total workforce 19,511 after consolidations with effect from 1 January 2003).

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	30 June 2003		year-end 2002	
fixed assets				
intangible fixed assets	437		462	
tangible fixed assets	2,936		2,885	
financial fixed assets	217		292	
	---------		---------	
		3,590		3,639
current assets				
inventories	999		944	
receivables	1,580		1,439	
cash / marketable securities	3,005		2,974	
	---------		---------	
		5,584		5,357
		---------		---------
Total		9,174		8,996

EUR million	30 June 2003		year-end 2002	
group equity				
shareholders' equity	4,932		5,142	
minority interests' share	62		44	
	---------		---------	
		4,994		5,186
equalization account		34		32
provisions		591		682
long-term liabilities		1,272		1,337
current liabilities				
- interest-bearing	1,019		599	
- non-interest-bearing	1,264		1,160	
	---------		---------	
		2,283		1,759
		---------		---------
Total		9,174		8,996

	30 June 2003	year-end 2002
capital employed	4,688	4,570
net debt	-714	-1,038
group equity / total assets	0.54	0.58
net debt / group equity plus net debt	-0.17	-0.25

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million	2003		2002	
	first half			
Cash at beginning of period		2,974		1,148
Operating activities:				
- cash flow	331		1,276	
- change in working capital	-167		-49	
- other changes	-74		-882	
	---------		---------	
Net cash provided by operating activities		90		345
Investing activities:				
- capital expenditure	-188		-246	
- divestments	9		2,104	
- other changes	3		-22	
	---------		---------	
Net cash used in investing activities		-176		1,836
Dividend paid		-125		-128
Net cash provided by / used in financing activities		203		-56
Effects of changes in consolidation		39		-96
		---------		---------
Cash at end of period		3,005		3,049

Statement of changes in Shareholders' equity

EUR million	2003	2002
	first half	
Shareholders' equity at beginning of period	5,142	4,239
Changes:		
- net profit	141	1,027
- dividend	-180	-182
- exchange rate differences	-60	-79
- share buybacks	-112	-3
- other	1	14
	---------	---------
Shareholders' equity at end of period	4,932	5,016

The financial information set out in this quarterly report has not been audited.